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                             February 2, 2021

       Senthil Sundaram
       Chief Executive Officer
       Terns Pharmaceuticals, Inc.
       1065 East Hillsdale Blvd., Suite 100
       Foster City, California 94404

                                                        Re: Terns
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 1,
2021
                                                            File No. 333-252180

       Dear Mr. Sundaram:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 amendment 1 filed February 1, 2021

       Capitalization, page 82

   1. Please revise total capitalization as of September 30, 2020, ensuring to exclude cash and cash equivalents as it
is not a component of capitalization.
   2. Please revise the amount of "Actual" issued and outstanding shares of common stock in your capitalization
table to be consistent with the outstanding shares amount as presented in your condensed
consolidated balance sheet as of September 30, 2020 or tell us and revise to disclose your
basis for including 83,333 restricted shares that have not met the vesting criteria in
your determination of common shares outstanding as of September 30,
                                                        2020 that is reflected
in your capitalization table.
 Senthil Sundaram
FirstName  LastNameSenthil
Terns Pharmaceuticals, Inc. Sundaram
Comapany2,NameTerns
February    2021       Pharmaceuticals, Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
Dilution, page 84

3. The historical net tangible book value and historical net tangible book value per share as of September 30, 2020 appears to include mezzanine equity. Please revise the calculations to exclude mezzanine equity or advise as to the appropriateness of your calculation.
       You may contact David Burton at 202-551-3626 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Brian Cuneo